Exhibit 5.1

Apollo Commercial Real Estate Finance, Inc. c/o Apollo Global Management, LLC 9 West 57th Street, 43rd Floor New York, NY 10019	July 15, 2019

Ladies and Gentlemen:

We have acted as counsel to Apollo Commercial Real Estate Finance, Inc. (the “Company”) in connection with the offer and sale by the Company of up to 7,000,000 shares (the “Shares”) of its common stock, par value $0.01 per share (the “Common Stock”), pursuant to the Amended and Restated Apollo Commercial Real Estate Finance, Inc. 2019 Equity Incentive Plan (the “Plan”). The Common Stock is being sold pursuant to the Company’s Registration Statement on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”).

In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents, certificates and other instruments as in our judgment are necessary or appropriate.

Based on the foregoing, and such other examination of law and fact as we have deemed necessary, we are of the opinion that the Shares have been duly and validly authorized and, when issued and sold in the manner contemplated by the Registration Statement and the Plan, will be legally issued, fully paid and nonassessable.

The opinion set forth in this letter relates only to the Maryland General Corporation Law, currently in effect, and we express no opinion as to the laws of another jurisdiction and we assume no responsibility for the applicability or effect of the law of any other jurisdiction.

We consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Clifford Chance US LLP